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-------------
   FORM 4
-------------

[_] Check this box if no longer subject to
    Section 16.  Form 4 or Form 5 obligations
    may continue.  SEE Instructions 1(b).



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Warburg, Pincus Equity Partners, L.P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     466 Lexington Avenue
--------------------------------------------------------------------------------
                                    (Street)

     New York                         NY                    10017
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Dime Bancorp, Inc. (DME)

________________________________________________________________________________
3.   IRS or Identification Number of Reporting Person (Voluntary)

     13-3986317

________________________________________________________________________________
4.   Statement for Month/Year

     January 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

     July 2000
================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing    (Check Applicable Line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by More than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date (Month/  ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            Day/Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock (2)                      January 4,     S               13,607,664  D               0              D
                                      2002                              shares
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====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, SEE
  Instruction 4(b)(v).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                                                          (Over)
                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Warrants to         $21.50   January  S               8,142. July 6,  July 6,  Series C  8,142.           0         D        Part-
Purchase Series C   (5)      4,                       738    2000     2007     Pre-      738                                 nership
Preferred Stock              2002                     war-   (7)      (4)      ferred
(3)                                                   rants                    stock(4)
------------------------------------------------------------------------------------------------------------------------------------
Warrants to         $21.50   January  S               5464.  October  October  Series D  7,063.           0         D        Part-
Purchase Series D   (5)      4,                       926    6, 2000  6, 2007  Pre-      099                                 nership
Preferred Stock              2002                     war-   (7)      (8)      ferred
(6)                                                   rants                    stock(7)

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====================================================================================================================================

Explanation of Responses:


(1) The security holder is Warburg, Pincus Equity Partners, L.P., including three affiliated partnerships ("WPEP"). Warburg, Pincus & Co. ("WP") is the sole general partner of WPEP. WPEP is managed by Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co., LLC) ("WP LLC"). Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both entities. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017.

(2) Stock Purchase Rights were converted into 12,009.491 shares of Series B Preferred Stock on August 1, 2000, upon the receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. 1,598.173 shares of additional Series B Preferred Stock were acquired on October 6, 2000, upon receipt of certain regulatory approvals, including approval by the Office of Thrift Supervision. Shares of Series B Preferred Stock were convertible into shares of common stock on the earliest of (1) the issuance of litigation tracking warrants, (2) a change in control of Dime Bancorp, Inc., (3) the lapsing of transfer restrictions placed on the securities under certain circumstances, or (4) April 6, 2001. The litigation tracking warrants were issued on December 29, 2000.

(3) If unexercised, the warrants to purchase Series C Preferred Stock will be exchanged when it is permissible to do so under the federal banking laws and regulations or in the event that WPEP intends to transfer the warrants in a widely dispersed sale. At such time, the warrants will be exchanged for warrants to purchase Series B Preferred Stock if the Series B Preferred Stock has not yet converted into shares of common stock. Otherwise, the warrants will be converted into warrants to purchase common stock.

(4) At such time when it is permissible under the federal banking laws and regulations or WPEP intends to transfer the Series C Preferred Stock pursuant to a widely dispersed sale, shares of Series C Preferred Stock will be convertible into shares of common stock, unless the Series B Preferred Stock has not yet converted into common stock, in which case the shares of Series C Preferred Stock will be convertible only into shares of Series B Preferred Stock.

(5)  Subject to antidilution and other adjustments.

(6) If unexercised, warrants to purchase Series D Preferred Stock will be exchanged for warrants to purchase Series C Preferred Stock upon the requisite approval by Dime Bancorp, Inc. stockholders under the rules of the New York Stock Exchange.

(7) 3,866.753 warrants to purchase Series D Preferred Stock were issued and became exercisable on July 6, 2000. The remaining 1,598.173 warrants to purchase Series D Preferred Stock were issued and became exercisable on October 6, 2000, upon receipt of certain regulatory approvals, including approval by the Office of Thrift Supervision.

(8) Warrants to purchase Series D Preferred Stock will expire seven years after issuance.

(9) Shares of Series D Preferred Stock will convert into Series C Preferred Stock upon the requisite approval by Dime Bancorp, Inc. stockholders under the rules of the New York Stock Exchange.

Additional Note: On June 25, 2001, Dime Bancorp, Inc. announced that it had entered into a definitive Agreement and Plan of Merger with Washington Mutual, Inc. ("Washington Mutual"), dated as of June 25, 2001, pursuant to which Dime Bancorp, Inc. was to be merged with and into Washington Mutual, with Washington Mutual as the surviving corporation (the "Merger"). The Merger was consummated on January 4, 2002.



                          WARBURG, PINCUS EQUITY PARTNERS, L.P.

                          By:   Warburg, Pincus & Co.,
                                General Partner


                          By: /s/ SCOTT A. ARENARE             February 11, 2002
                             ------------------------------    -----------------
                             Name:   Scott A. Arenare                Date
                             Title:  Partner
                          **Signature of Reporting Person



** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, SEE Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                 SEC 1474 (3-99)


                                   Page 2 of 2